

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2018

Eric Yap
Chief Executive Officer
TRON Group Inc.
K-2-8 2nd Floor
Kuchai Business Park Jalan 1/127 off Jalan
Kuchai Lama
Kuala Lumpur, Malaysia 58200

> **Re: TRON Group Inc.**
> **Current Report on Form 8-K**
> **Filed January 26, 2018**
> **File No. 333-209166**

Dear Mr. Yap:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 8-K filed January 26, 2018

Explanatory Note, page 2

1.　　We note your Board and your shareholders approved an increase in the authorized capital of TRON Group Inc ("TGRP") to 500 million shares of common stock, par value $.001 and a forward stock split ... on a basis of twenty (20) new shares of common stock for one (1) old share." In Section 3.2 of the Agreement and Plan of Share Exchange, filed as Exhibit 10.1, TRON represented that it had authorized capitalization of 5 million shares, instead of the 500 million authorized shares as reported. Please explain the discrepancy, and clarify whether the 3.3 million shares that you issued as consideration for the transaction as disclosed in Item 2.01, is expressed on a reverse stock-split basis.

Completion of Acquisition or Disposition of Assets, page 3

2. It appears from Schedule 1 to the Share Exchange Agreement that the unnamed shareholder of Talk Focus is Dr. Eric Yap, who held 64% of the outstanding shares of Talk Focus. If this is correct, please disclose this.

Description of Business, page 3

3. Revise this section throughout to clarify the extent to which the company is a fully operating company and your business description applies at the present time rather than in the future. For example, you describe the company as a development-stage company, although you began operations in 2011. On page 4 under "Sales and Marketing" you state that TRON intends to promote its products, which implies that it is not currently involved in marketing. On page 5, under "Business Model," you state that the plan is to become a wholesaler/reseller, and that revenue "will be generated," although you are currently receiving revenue.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

4. So that we may better understand the basis for your accounting for the transaction, please identify the significant shareholders of Talk Focus and indicate their respective ownership percentage interests before the transaction and the resulting change in relative ownership of TRON's shareholders upon consummation of the transaction. Also, please clarify, if true, that TRON's shareholders' percentage holdings as of May 11, 2017 was the same as their respective holdings immediately before the transaction or advise us.

5. With a view towards expanded disclosure here and within Note 2 of your pro forma financial statements, please tell us your basis for concluding that a common director controlled both TGRP and Talk Focus prior to the share exchange. Tell us the percentage of voting control held by this individual in each company and the periods during which both companies were under his control.

TRON's Product Portfolio, page 4

6. Please revise to clarify when you expect to develop and launch the new products you discuss.

Risk Factors, page 6

7. Under Results of Operations you refer to a "main supplier." If material, please include a risk factor regarding having one principal supplier.

8. Please disclose that your stock trades as a penny stock, and the risks related to owning penny stocks.

Results of Operatiions , page 9

9.   Please revise to clarify what aspects of your business plan are responsible for the revenues received to date.

Results of Operations , page 10

10.   Please provide your analysis of the results of Talk Focus' operations for the nine month interim period ended September 30, 2017.

Business Experience, page 12

11.   Please revise your description of Eric Yap's business experience to avoid using such subjective, promotional language as "high achiever" and "excelled in his business acumen."

Exhibit 99.1- Index to Financial Statements
11. Related Parties Transactions , page F-18

12.   We note hereunder Talk Focus' insignificant transactions with related parties during 2016 and 2015. However, on page F-14, you report that most of your trade receivables for both years were due from related parties.   Additionally, your balance sheets and statements of cash flows reflect significant amounts due to related parties and advances from related parties respectively. Please expand your disclosures of related party transactions as prescribed by ASC 850. Further comply with this comment in the notes to Talk Focus' interim financial statements.

General

13.   Please revise to include all items required under Item 2.01(f) of Form 8-K and Form 10. We note, as examples only, Item 8 (Legal Proceedings) and Item 11 (Description of Registrant's Securities) of Form 10.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

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